February 8, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cardax, Inc.
Registration Statement on Form S-1
Filed October 11, 2016
File No. 333-214049

Ladies and Gentlemen:

On behalf of our client, Cardax, Inc. (the “Company”), we hereby transmit for filing Amendment No. 1 to Form S-1 (the “Amendment”) to register an aggregate of 8,820,509 shares of common stock, par value $0.001 per share, of the Company as described in the prospectus (“Prospectus”) that is included in the Registration Statement. The staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a letter to the Company dated October 24, 2016 that advised the Company that the Staff has not reviewed and will not review the Registration Statement.

The Amendment provides updated financial information of the Company as of and for the period ending September 30, 2016 and the related disclosures, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and updates other disclosures such as the disclosures under “Market Price and Dividends on Our Common Equity and Related Stockholder Matters - Market Information”. The Amendment also provides other updates, including the stock ownership amounts.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-1432 with any questions or comments regarding this filing.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris

cc:	Cardax, Inc.
David G. Watumull